Exhibit 99.1

Allot Announces Q2 2023 Financial Results and Cost Reduction Plan

Hod Hasharon, Israel – August 31, 2023 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Q2 Financial Highlights

•	Second quarter revenues were $25.0 million;

•	SECaaS revenues were $2.4 million; June 2023 SECaaS ARR* was $9.7 million;

•	Second quarter GAAP operating loss was $21.5 million, and non-GAAP operating loss was $18.9 million, including a provision of $14.1 million for credit losses from two customers in Africa;

•	Q2 GAAP net loss was $20.7 million, and non-GAAP net loss was $18.3 million;

As we pre-announced on July 17, 2023, during the quarter, the company booked an allowance for credit losses related to past due receivables previously disclosed by the company arising from sales in two African countries and certain additional sales that occurred in the fourth quarter of 2022 in another African country. Allot has been assessing the collectability of its accounts receivable on a quarterly basis. In connection with its most recent assessment, the company determined that certain accounts previously disclosed as outstanding will not, with reasonable certainty, be collected, based on recent communications from the contractual counterparties and other factors including the passage of time.

Financial Outlook

Looking ahead, management updates its financial expectations as follows:

•	Full-year 2023 revenues of $95 million to $110 million (of which SECaaS revenues are expected to be approximately $11 million);

•	Full year 2023 operating loss of between $38 million and $44 million (includes a $14.1 million provision for credit losses from two customers in Africa);

•	Full year 2023 negative cash flow of between $24 million and $44 million;

•	December 2023 total ARR*, including SECaaS ARR* and Support & Maintenance ARR*, is expected to be between $51 million and $55 million;

•	Reiterates expectations to be profitable in 2024;

Management Comment

Erez Antebi, President & CEO of Allot, commented, “We believe that our strategy of transforming our business towards a recurring SECaaS revenue model will drive sustainable profitable growth and long-term shareholder value. However, the conversion of won SECaaS deals to paying subscribers continues to take longer than expected, and SMART is experiencing lower revenues in light of continued challenging economic conditions. We are committed to our target of reaching profitability in 2024 through the growth of the SECaaS business, combined with tight expense control. As we strive toward our goal of driving profitable growth, we are implementing a cost reduction plan which we expect will reduce our yearly expenses by approximately $15 million. "

Q2 2023 Financial Results Summary

Total revenues for the second quarter of 2023 were $25.0 million, a decrease of 24% compared to $32.8 million in the second quarter of 2022.

Gross profit on a GAAP basis for the second quarter of 2023 was $17.3 million (gross margin of 69.2%), a 23% decline compared with $22.5 million (gross margin of 68.7%) in the second quarter of 2022.

Gross profit on a non-GAAP basis for the second quarter of 2023 was $17.9 million (gross margin of 71.4%), a 22% decline compared with $23 million (gross margin of 70.2%) in the second quarter of 2022. The gross margin level in the current quarter was impacted by a one-time favorable product mix.

Net loss on a GAAP basis for the second quarter of 2023 was $20.7 million, or $0.55 per basic share, compared with a net loss of $6.2 million, or $0.17 per basic share, in the second quarter of 2022. The increase in net loss this quarter is due to the credit loss expense described above.

Net loss on a non-GAAP for the second quarter of 2023 was $18.3 million, or $0.49 per basic share compared with a non-GAAP net loss of $4.2 million, or $0.11 per basic share, in the second quarter of 2022. The increase in net loss this quarter is due to the credit loss expense described above.

Cash, short-term bank deposits and investments as of June 30, 2023, totaled $65.9 million, compared to $86.4 million as of December 31, 2022.

ARR - U.S. dollars in millions (Unaudited)
	Dec. 2021	Dec. 2022	Dec. 2023 target	2022 vs. 2021	2023 (target) vs. 2022
Support & maintenance ARR *	42.0	42.5	39-41	1%	(8%)-(4%)

SECaaS ARR **	5.2	9.2	12-14	77%	30%-52%

Total ARR	47.2	51.7	51-55	10%	(1%)-6%

* Support & Maintenance ARR measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4.
** SECaaS ARR measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the month of December and multiplied by 12.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its second quarter 2023 earnings results today, August 31, 2023 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US: 1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on the revenues for the second quarter of 2023 and multiplied by 4) and SECaaS ARR (measures the current annual run rate of the SECaaS revenues), which is calculated based on the revenues in the month of June 2023 and multiplied by 12.

GAAP to Non-GAAP Reconciliation:

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies, other acquisition-related expenses and changes in taxes related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$25,047	$32,772	$46,173	$64,668
Cost of revenues	7,707	10,242	15,358	20,034
Gross profit	17,340	22,530	30,815	44,634

Operating expenses:
Research and development costs, net	10,752	12,480	21,246	24,510
Sales and marketing	10,522	12,220	21,409	23,909
General and administrative	17,558	4,303	21,518	8,340
Total operating expenses	38,832	29,003	64,173	56,759
Operating loss	(21,492)	(6,473)	(33,358)	(12,125)
Financial and other income, net	985	620	1,779	867
Loss before income tax expenses	(20,507)	(5,853)	(31,579)	(11,258)

Tax expenses	225	380	515	1,102
Net Loss	(20,732)	(6,233)	(32,094)	(12,360)

Basic net loss per share	$(0.55)	$(0.17)	$(0.85)	$(0.34)

Diluted net loss per share	$(0.55)	$(0.17)	$(0.85)	$(0.34)

Weighted average number of shares used in
computing basic net loss per share	37,743,328	36,827,197	37,583,412	36,684,017

Weighted average number of shares used in
computing diluted net loss per share	37,743,328	36,827,197	37,583,412	36,684,017

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$7,707	$10,242	$15,358	$20,034
Share-based compensation (1)	(348)	(338)	(879)	(519)
Amortization of intangible assets (2)	(194)	(152)	(387)	(304)
Non-GAAP cost of revenues	$7,165	$9,752	$14,092	$19,211

GAAP gross profit	$17,340	$22,530	$30,815	$44,634
Gross profit adjustments	542	490	1,266	823
Non-GAAP gross profit	$17,882	$23,020	$32,081	$45,457

GAAP operating expenses	$38,832	$29,003	$64,173	$56,759
Share-based compensation (1)	(2,077)	(1,831)	(5,014)	(4,187)
Non-GAAP operating expenses	$36,755	$27,172	$59,159	$52,572

GAAP financial and other income	$985	$620	$1,779	$867
Exchange rate differences*	(238)	(316)	(281)	(389)
Expenses related to M&A activities (3)	14	-	28	-
Non-GAAP Financial and other income	$761	$304	$1,526	$478

GAAP taxes on income	$225	$380	$515	$1,102
Changes in tax related items	(25)	(50)	(50)	(50)
Non-GAAP taxes on income	$200	$330	$465	$1,052

GAAP Net Loss	$(20,732)	$(6,233)	$(32,094)	$(12,360)
Share-based compensation (1)	2,425	2,169	5,893	4,706
Amortization of intangible assets (2)	194	152	387	304
Expenses related to M&A activities (3)	14	-	28	-
Exchange rate differences*	(238)	(316)	(281)	(389)
Changes in tax related items	25	50	50	50
Non-GAAP Net income (loss)	$(18,312)	$(4,178)	$(26,017)	$(7,689)

GAAP Loss per share (diluted)	$(0.55)	$(0.17)	$(0.85)	$(0.34)
Share-based compensation	0.06	0.06	0.16	0.13
Amortization of intangible assets	0.01	0.00	0.01	0.00
Expenses related to M&A activities	0.00	-	0.00	-
Changes in taxes and headcount related items	-	-	-	0.00
Exchange rate differences*	(0.01)	(0.00)	(0.01)	(0.00)
Non-GAAP Net income (loss) per share (diluted)	$(0.49)	$(0.11)	$(0.69)	$(0.21)

Weighted average number of shares used in
computing GAAP diluted net loss per share	37,743,328	36,827,197	37,583,412	36,684,017

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	37,743,328	36,827,197	37,583,412	36,684,017

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$348	$338	$879	$519
Research and development costs, net	754	844	1,956	1,689
Sales and marketing	733	619	1,770	1,532
General and administrative	590	368	1,288	966
	$2,425	$2,169	$5,893	$4,706

(2) Amortization of intangible assets
Cost of revenues	$194	$152	$387	$304
	$194	$152	$387	$304

(3) Expenses related to M&A activities
Financial income	$14	$-	$28	$-
	$14	$-	$28	$-

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,473	$12,295
Short-term bank deposits	30,065	68,765
Restricted deposits	1,274	1,050
Available-for-sale marketable securities	19,061	4,293
Trade receivables, net (net of allowance for credit losses of $17,365 and $2,908 on June 30, 2023 and December 31, 2022, respectively)	29,445	44,167
Other receivables and prepaid expenses	7,023	7,985
Inventories	18,360	13,262
Total current assets	120,701	151,817

LONG-TERM ASSETS:
Severance pay fund	361	371
Operating lease right-of-use assets	3,937	5,387
Trade receivables, net	4,767	4,934
Other assets	1,058	864
Total long-term assets	10,123	11,556

PROPERTY AND EQUIPMENT, NET	12,149	14,236
GOODWILL AND INTANGIBLE ASSETS, NET	34,791	35,344

Total assets	$177,764	$212,953

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$9,460	$11,661
Deferred revenues	20,427	20,825
Short-term operating lease liabilities	2,103	2,542
Other payables and accrued expenses	21,173	25,573
Total current liabilities	53,163	60,601

LONG-TERM LIABILITIES:
Deferred revenues	6,384	7,285
Long-term operating lease liabilities	1,475	2,579
Accrued severance pay	1,003	940
Convertible debt	39,673	39,575
Total long-term liabilities	48,535	50,379

SHAREHOLDERS' EQUITY	76,066	101,973

Total liabilities and shareholders' equity	$177,764	$212,953

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Cash flows from operating activities:
Net Loss	$(20,732)	$(6,233)	$(32,094)	$(12,360)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,327	1,332	2,647	2,746
Stock-based compensation	2,425	2,169	5,893	4,706
Amortization of intangible assets	277	235	553	470
Increase in accrued severance pay, net	13	26	73	20
Decrease (Increase) in other assets	168	19	(194)	436
Decrease (Increase) in accrued interest and amortization of premium on marketable securities	(166)	16	(147)	48
Changes in operating leases, net	290	(191)	(93)	(563)
Decrease (Increase) in trade receivables	10,403	(4,082)	14,889	(4,807)
Decrease (Increase) in other receivables and prepaid expenses	300	141	1,161	(893)
Decrease (Increase) in inventories	(1,645)	591	(5,098)	(1,164)
Decrease in trade payables	(2,941)	(1,433)	(2,202)	(937)
Increase (Decrease) in employees and payroll accruals	(1,042)	523	(2,494)	(1,963)
Increase (Decrease) in deferred revenues	870	287	(1,299)	1,129
Decrease in other payables, accrued expenses and other long term liabilities	(923)	(1,252)	(1,824)	(1,523)
Amortization of issuance costs of Convertible debt	49	49	98	71
Net cash used in operating activities	(11,327)	(7,803)	(20,131)	(14,584)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	(224)	260	(224)	380
Redemption of (Investment in) short-term deposits	21,700	520	38,700	(25,180)
Purchase of property and equipment	(290)	(1,281)	(560)	(2,556)
Investment in available-for sale marketable securities	(9,584)	-	(18,567)	-
Proceeds from redemption or sale of available-for sale marketable securities	590	2,872	3,960	6,030
Net cash provided by (used in) investing activities	12,192	2,371	23,309	(21,326)

Cash flows from financing activities:
Proceeds from exercise of stock options	-	15	-	250
Issuance of convertible debt	-	-	-	39,404
Net cash provided by financing activities	-	15	-	39,654

Increase (Decrease) in cash and cash equivalents	865	(5,417)	3,178	3,744
Cash and cash equivalents at the beginning of the period	14,608	20,878	12,295	11,717
Cash and cash equivalents at the end of the period	$15,473	$15,461	$15,473	$15,461

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares
	Q2-2023		YTD 2023		FY 2022
Revenues geographic breakdown
Americas	8.0	32%	10.4	22%	21.8	18%
EMEA	12.7	51%	26.1	57%	71.2	58%
Asia Pacific	4.3	17%	9.7	21%	29.7	24%
	25.0	100%	46.2	100%	122.7	100%

Revenue breakdown by type
Products	11.0	44%	17.8	39%	61.1	50%
Professional Services	1.7	7%	3.6	8%	11.6	9%
SECaaS (Security as a Service)	2.4	10%	4.7	10%	7.2	6%
Support & Maintenance	9.9	39%	20.1	43%	42.8	35%
	25.0	100%	46.2	100%	122.7	100%

Revenues per customer type
CSP	20.4	82%	37.5	81%	98.3	80%
Enterprise	4.6	18%	8.7	19%	24.4	20%
	25.0	100%	46.2	100%	122.7	100%

% of top-10 end-customers out of revenues	54%		49%		44%

Total number of full time employees (end of period)	684		684		749

Non-GAAP Weighted average number of basic shares (in millions)	37.7		37.7		37.0

Non-GAAP weighted average number of fully diluted shares (in millions)	40.1		40.1		39.5

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q2-2023:	2.4
Q1-2023:	2.3
Q4-2022:	2.2
Q3-2022:	1.7
Q2-2022:	1.7

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Jun. 2023:	9.7
Dec. 2022:	9.2
Dec. 2021:	5.2
Dec. 2020:	2.7

*ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12